New Gold Announces Addition of New Director

July 9, 2018 – New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) is pleased to announce the appointment of James Gowans to its Board of Directors, effective immediately.

Mr. Gowans has more than 30 years of experience in mineral exploration, mine feasibility studies, mine construction and commissioning and the development of best practices in mine safety, operations and economic performance improvement. Since January 2016, he has been the President and Chief Executive Officer of Arizona Mining Inc. Previously, he was with Barrick Gold Corporation as Senior Advisor to the Chairman from August to December 2015, Co-President from July 2014 to August 2015, and Executive Vice President and Chief Operating Officer from January to July 2014. From 2011 to 2014, Mr. Gowans was the Managing Director of Debswana Diamond Company (Pty) Ltd., and prior to that he held executive positions at various companies including De Beers SA, De Beers Canada Inc., PT Inco Indonesia tbk and Placer Dome Inc.

Mr. Gowans previously served as the President of the Canadian Institute of Mining, Metallurgy and Petroleum, the Chair of the Board of the Mining Association of Canada, and a director of the Conference Board of Canada. He currently serves on the boards of directors of Arizona Mining Inc. and Cameco Ltd., as well as Gedex Technologies Inc., an innovative geophysics systems company. Mr. Gowans is a Professional Engineer, holds a Bachelor of Applied Science degree in mineral engineering from the University of British Columbia, and attended the Banff School of Advanced Management.

"We are very pleased to welcome Jim to the Board," stated Ian Pearce, Chair of the Board. "He is highly qualified, with a strong background in operational execution. Jim brings a unique combination of strategic leadership and operational accomplishment and a demonstrated capacity for innovation and change management. We believe that Jim will add considerable value and strength to our Board, contributing to the Company's continued development into an industry-leading, intermediate gold company."

The addition of Mr. Gowans to the Board is consistent with the Board's renewal process, and reflects the Company's continued focus on delivering operational performance and enhancing our financial flexibility to execute on our capital priorities. This addition brings the total Board to seven members, six of whom are independent.

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Toll Free: 1-888-315-9715
Direct: +1 (416) 324-6015
Email: info@newgold.com